Corficolombiana
Nit 890.300.653-6

FILE No. 823437

[redacted]

08000689

BEST AVAILABLE COPY

Cali, February 05, 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Corporacion Financiera Del Valle SA

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Summon a Common Assembly Meeting
An announcement was made on La Republica and El Pais newspapers on February 4, 2008, on the notice to the assembly meeting of common shareholders and non-voting preferred shareholders to be held on March 5, 2008 at 2:30 p.m.. Announcemente enclosed.

2. Summon a Common Assembly Meeting
Corficolombiana is giving notice that the General Assembly Meeting of Common Shareholders will be held on March 5th, 2008 at 2:30 p.m. on 34th Floor, Salon Inglés (Club de Ejecutivos) Carrera 7 No. 26-20 Bogota.

3. Board of Directors Decisions
The Board of Directors ordered to summon a Shareholders' Common Assembly Meeting on March 5th, 2008 at 2:30 p.m.

Corficolombiana
Nit 890.300.653-6

4. Profit or Loss Project to be submitted to the Assembly
The Board of Directors unanimously approved the profit distribution project for the July-December 2007 period hereto annexed, that will be put to the consideration of the Shareholders´ General Assembly

5. Announcements made by the company
On January 23rd on la Republica newspaper, the third announcement of the merging through absorption of Proyectos de Energia S.A. by Corrporacion Financiera Colombiana S.A. (see enclosed copy of such announcement)

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED

Cali, February 05, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Summon a Common Assembly Meeting
An announcement was made on La Republica and El Pais newspapers on February 4, 2008, on the notice to the assembly meeting of common shareholders and non-voting preferred shareholders to be held on March 5, 2008 at 2:30 p.m.. Announcemente enclosed.

2. Summon a Common Assembly Meeting
Corficolombiana is giving notice that the General Assembly Meeting of Common Shareholders will be held on March 5th, 2008 at 2:30 p.m. on 34th Floor, Salon Inglés (Club de Ejecutivos) Carrera 7 No. 26-20 Bogota.

3. Board of Directors Decisions
The Board of Directors ordered to summon a Shareholders´ Common Assembly Meeting on March 5th, 2008 at 2:30 p.m.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
NIt 890.300.653-6

4. Profit or Loss Project to be submitted to the Assembly
The Board of Directors unanimously approved the profit distribution project for the July-December 2007 period hereto annexed, that will be put to the consideration of the Shareholders´ General Assembly

5. Announcements made by the company
On January 23rd on la Republica newspaper, the third announcement of the merging through absorption of Proyectos de Energia S.A. by Corrporacion Financiera Colombiana S.A. (see enclosed copy of such announcement)

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

Corficolombiana
Nit 890.300.653-6

FILE No. 82-3437

RIDER 1

Summon a Common Assembly Meeting
An announcement was made on La Republica and El Pais newspapers on February 4, 2008, on the notice to the assembly meeting of common shareholders and non-voting preferred shareholders to be held on March 5, 2008 at 2:30 p.m.. Announcemente enclosed.

FILE No. 82-4637

Corficolombiana
Nit 890.300.653-6

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.

IS HEREBY NOTICING

The General Assembly Meeting of Non-Voting Preferred Dividend stockholders to be held on March 5th, 2008, at 2:30 p.m., at carrera 7 No. 26-20, Salon Ingles, Club de Ejecutivos in the City of Bogota, to inform them on the General Assembly Meeting of Common Shareholders.

And is also noticing the Common Shareholders and the Non-Voting Preferred Dividend Shareholders of the General Assembly Meeting of Common Shareholders to be held on March 5th, 2008, at 3:30 p.m., at carrera 7 No. 26-20, Salon Ingles, Club de Ejecutivos in the City of Bogota,

Any shareholder who may not personally attend the Assembly is kindly requested to designate a proxy representing him through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

All the documents required by the law are available for the Shareholders at the Corporation's Secretary's Office.

PEDRO NEL OSPINA SANTAMARIA
President

Bogotá, February 4, 2008

BEST AVAILABLE COPY

Orden

El Papa pide fin del secuestro



El papa Benedicto XVI elevó en Italia plegarias por Colombia y reclamó el fin "de los sufrimientos inhumanos" provocados por "los secuestros". Lo hizo antes de reunirse con Yolanda Pulecio, madre de Íngrid Betancourt.

aís

ILO GONZÁLEZ°

ıncio que ısa émica

ıdose aría la ıción ad.



empre es una buena noticia a liberación de un secues- rado y con el anuncio de las s probable que en breve se uentren con sus familias Luis Pérez, Gloria Polanco y Or-



Gloria Polanco de Losada

Ex congresista
Municipio del secuestro: Neiva
Fecha del plagio: Julio 26 del 2001
Tiempo de cautiverio: 6 años
Circunstancias: Un comando de las Farc entró al edificio Torres de Miraflores, donde plagiaron a once personas, entre ellos a Gloria y a sus hijos Juan y Andrés.
Estado de salud: Problemas de tiroides.



Luis Eladio Pérez Bonilla

Ex senador
Municipio del secuestro: Ipiales
Fecha del secuestro: Junio 10 del 2001
Tiempo de cautiverio: 7 años
Circunstancias: Pérez fue secuestrado por subversivos de las Farc, junto con el alcalde de Ipiales, Luis Alfredo Almeida, quien fue dejado en libertad.
Estado de salud: Ha padecido varios co-



Orlando Beltrán Cuéllar

Ex representante a la Cámara por el Huila
Municipio del secuestro: Gigante
Fecha del secuestro: Agosto 28 del 2001
Tiempo de cautiverio: 6 años
Circunstancias: Cuando regresaba de la zona rural en el municipio de Gigante, (Huila), fue interceptado por miembros de la Columna Teófilo Forero de las Farc, que se lo llevaron hacia la cordillera, por el municipio de Algeciras.

"Hay que tener mucha paciencia. Si esperamos 6 años, porque no esperar un poco más, lo importante es que lleguen bien"

DEYANIRA ORTÍZ, esposa de Orlando Beltrán

"Vamos a seguir con nuestro trabajo y ofrecemos nuestros

...s contactos con la
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sobre la conve-
nocimiento como

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a carta que juegan
adas Revolucio-
bia, Farc, sobre
ar contrarrestar
echazo que ten-
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mbianos a mar-

sta liberación es
4 horas antes de
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anos.
ue se está de-
ctividad de una
nes unilaterales,
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desde la franca
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captores como
s de 'canje' o
hay alternativa...

Renace fe por liberaciones

Gobierno colombiano aseguró que dará todas las facilidades para que las Farc cumplan con su anuncio de liberar a tres ex congresistas.

Colprensa

El ministro del Interior y de Justicia, Carlos Holguín Sardi, manifestó la disposición del Gobierno colombiano de entregar "todas las facilidades" para que las Farc cumplan con su anuncio de liberar a tres de los ciudadanos colombianos que tienen secuestrados.

Luego de conocer el comunicado del secretariado de esa guerrilla, Holguín Sardi recibió con beneplácito el anuncio de la eventual liberación de los ex congresistas Gloria Polanco, Luis Eladio Pérez y Orlando Beltrán Cuéllar.

El Ministro manifestó que -como sucedió con la liberación de Clara Rojas y Consuelo González- se pondrá a disposición una "comisión humanitaria" liderada por funcionarios de la Cruz Roja Internacional.

Asimismo, no descartó un posible cese de operaciones militares en la zona donde las Farc dispongan efectuar la liberación, durante el tiempo que dure el operativo, tal como sucedió el pasado 10 de enero.

Holguín Sardi señaló que los anuncios oficiales al respecto serán comunicados...

que los liberen de una manera espontánea, sin tanto diálogo".

Además, expresó su disposición para ayudar en la liberación en caso de que se requiera.

A su vez, Yesid Chacón, vocero del Gobierno de Venezuela, expresó anoche que el presidente Hugo Chávez hará lo que esté en sus manos para apoyar el regreso a la libertad de estas personas y le pidió al Gobierno colombiano que "impida las maniobras de los enemigos de la paz".

Anuncio de esperanza

Con profunda felicidad recibieron la noticia de una posible liberación las familias de los tres ex congresistas al tiempo que pidieron al Gobierno que cumpla con todas las garantías para que sus seres queridos puedan ser liberados sin interferencia de operativos militares.

Sergio Pérez, hijo de Luis Eladio, dijo que "sabíamos que había un trabajo fuerte, pero esto nos...

! Las operaciones militares no serán suspendidas, hasta nueva orden...

El anuncio de las Farc

A 32 horas de la marcha contra las Farc en toda Colombia y el mundo, esta organización ilegal anunció, a través de la página web de Anncol, la liberación de un segundo grupo de cautivos que regresará a sus casas.

En el comunicado señalaron que:

"1. Como reconocimiento a sus persistentes esfuerzos por concretar un acuerdo humanitario, les queremos solicitar al presidente Hugo Chávez y a la senadora Piedad Córdoba, que reciban, personalmente o por intermedio de delegados y en territorio colombiano, a los ex parlamentarios Gloria Polanco de Losada, Luis Eladio Pérez y Orlando Beltrán Cuéllar, a quienes liberaremos unilateralmente dado su estado de salud.

2. Para garantizar el éxito de esta gestión y previniendo los peligros que la rodearán, debemos organizar los mecanismos necesarios con suficiente tiempo. Trabajaremos sin prisas ni pausas.

3. Estas liberaciones, son consecuencia directa del esfuerzo realista, integral y transparente del presidente Chávez y otros gobiernos de países amigos, en la búsqueda de soluciones políticas de fondo a la crisis humanitaria y al conflicto que lacera a Colombia y que afecta a todo el continente.

4. Nuestra decisión por concretar un intercambio humanitario integral, como única forma de lograr la libertad de todos los prisioneros de guerra, se mantiene, refuerza y levanta hoy más que nunca".

...posibilitar la liberación"

IVES HELLER, vocero de la Cruz Roja Internacional

"Es una primera consecuencia de esa presión mayoritaria para decirles a los terroristas que no están de acuerdo con el secuestro"

GNAL. FREDDY PADILLA DE LEÓN, comandante de las Fuerzas Militares.

"De alguna manera es una respuesta anticipada a la marcha, pero que en ningún caso desvirtúa el significado de esta"

ERNESTO SAMPER ex presidente.

... de liberaciones unilaterales, fruto de presiones y conveniencias construidas desde la franca confrontación al secuestro y a la misma existencia de las Farc.

Y otros vuelven sobre la conveniencia de las gestiones internacionales para pasar a un acuerdo mayor de liberación.

No les falta razón a esos argumentos, pero hay que agregar que es poco probable que se den otras liberaciones unilaterales si al tiempo no entran al escenario otros países y que es impensable llegar por esta vía a la libertad de Ingrid Betancourt y otros considerados por los captores como sus cartas fuertes de 'canje' o chantaje.

Por lo pronto, no hay alternativa mejor que apostarle a la exigencia de libertad unilateral, dejar abiertas puertas a la gestión internacional y a la mediación de la iglesia o de otros para buscar los acuerdos que aceleren la libertad de todos.

Ex Comisionado de Paz

... de los ciudadanos colombianos que tienen secuestrados.

Luego de conocer el comunicado del secretariado de esa guerrilla, Holguín Sardi recibió con beneplácito el anuncio de la eventual liberación de los ex congresistas Gloria Polanco, Luis Eladio Pérez y Orlando Beltrán Cuéllar.

El Ministro manifestó que -como sucedió con la liberación de Clara Rojas y Consuelo González- se pondrá a disposición una "comisión humanitaria" liderada por funcionarios de la Cruz Roja Internacional.

Asimismo, no descartó un posible cese de operaciones militares en la zona donde las Farc dispongan efectuar la liberación, durante el tiempo que dure el operativo, tal como sucedió el pasado 10 de enero.

Holguín Sardi señaló que los anuncios oficiales al respecto serán comunicados a través del alto Comisionado para la Paz, Luis Carlos Restrepo.

"La liberación de los secuestrados está por encima de cualquier consideración. Estamos dispuestos a dar todas las facilidades para que los secuestrados recuperen su libertad", señaló el Ministro del Interior.

La guerrilla realizó el anuncio el sábado en la noche a través de un comunicado en el que el secretariado de las Farc dijo que, en una fecha sin precisar, liberarán en territorio colombiano a los ex congresistas, quienes hace más de seis años permanecen en cautiverio y se encuentran en malas condiciones de salud.

El presidente de la Conferencia Episcopal, monseñor Luis Augusto Castro, sostuvo que ve positivo el anuncio de las Farc. "Si hay la liberación de estas tres personas es que la guerrilla va manifestando cierta disponibilidad para la liberación de las personas secuestradas, ... para apoyar el regreso a la libertad de estas personas y le pidió al Gobierno colombiano que "impida las maniobras de los enemigos de la paz".

Anuncio de esperanza

Con profunda felicidad recibieron la noticia de una posible liberación las familias de los tres ex congresistas al tiempo que pidieron al Gobierno que cumpla con todas las garantías para que sus seres queridos puedan ser liberados sin interferencia de operativos militares.

> **!** Las operaciones militares no serán suspendidas, hasta nueva orden, señalaron autoridades del Ejército.

Sergio Pérez, hijo de Luis Eladio, dijo que "sabíamos que había un trabajo fuerte, pero esto nos tomó por sorpresa. Estamos contentos y satisfechos con ese comunicado y reiteramos la lucha por las personas que están en cautiverio y por la paz del país".

Juan Sebastián y Jaime Losada, hijos de la ex congresista Gloria Polanco, lo primero que hicieron tras escuchar la noticia de la liberación unilateral, fue buscar la confirmación de la veracidad del comunicado de las Farc y pedir al presidente Álvaro Uribe brindar los elementos necesarios para el éxito de la posible liberación.

"Es lo mínimo que podemos esperar, estoy convencido de que el Presidente, en su razón humanitaria, va a ofrecer las garantías. La semana pasada estuvimos reunidos en el despacho de él y nos dijo que iba a poner todo a disposición de una eventual liberación", añadió Sebastián Losada.

... canismos necesarios con suficiente tiempo. Trabajaremos sin prisas ni pausas.

3. Estas liberaciones, son consecuencia directa del esfuerzo realista, integral y transparente del presidente Chávez y otros gobiernos de países amigos, en la búsqueda de soluciones políticas de fondo a la crisis humanitaria y al conflicto que lacera a Colombia y que afecta a todo el continente.

4. Nuestra decisión por concretar un intercambio humanitario integral, como única forma de lograr la libertad de todos los prisioneros de guerra, se mantiene, refuerza y levanta hoy más que nunca".

De a mane una respu antici la ma pero ningú desvir signifi de est

ERNESTO ...
ex preside...

NEGOCIOS. Proyecta inversiones por $35.000 millones

BEST AVAILABLE COPY

Meta de la caja Cafam es

México D.F.

Trabajadores mineros postergaron el inicio de huelgas en instalaciones de las mexicanas Peñoles y Ahmsa para continuar las negociaciones con las empresas, dijo el sindicato minero.

Varias empresas del sector minerometalúrgico se encuentran negociando nuevos contratos con sus trabajadores, quienes demandan aumentos salariales por los elevados precios de los metales.

"Seguimos en pláticas para llegar a un acuerdo", dijo a Reuters el portavoz del sindicato minero, Carlos Pavón.

Si la empresa no cubre las demandas del sindicato, los trabajadores irían al paro el próximo viernes en dos plantas procesadoras de la minera Peñoles, explicó Pavón. El sindicato también señaló que los trabajadores de dos minas propiedad de Ahmsa, la tercera mayor acerería de México, iniciarán un paro el miércoles si no llegan a un arreglo.

REUTERS

EL PRESIDENTE DE LA

CORPORACIÓN FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 5 de marzo de 2008 a las 2:30 p.m., en la Carrera 7 No. 26-20 piso 34, Salón Inglés del Club de Ejecutivos de la ciudad de Bogotá, para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 5 de marzo de 2008 a partir de las 3:30 p.m., en la Carrera 7 No. 26-20 piso 34, Salón Inglés del Club de Ejecutivos de la ciudad de Bogotá.

Los Accionistas que no concurran personalmente, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la ley se encontrarán a disposición de los Accionistas en las oficinas del Secretario General de la Corporación, durante los quince (15) días hábiles anteriores a la fecha de la celebración de la asamblea.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, 4 de febrero de 2008

Corficolombiana

VIGILADO SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Leasing Bancolombia
Compañía de Financiamiento Comercial

Nit.860.059.294-3

AVISO DE FUSION

Leasing Bancolombia S.A. CFC y Sutecnología S.A.

Para dar cumplimiento al numeral 6o del artículo 71 del Estatuto Orgánico del Sistema Financiero LEASING BANCOLOMBIA S.A. COMPAÑÍA DE FINANCIAMIENTO COMERCIAL informa que:

1. El día 29 de diciembre de 2007, se perfeccionó la fusión de Leasing Bancolombia S.A. CFC y Sutecnología S.A., mediante Escritura Pública Nº 4650, del 29 de diciembre de 2007 de la Notaría 20 de Medellín e inscrita los días 2 de enero y 11 de enero de 2008 en el Registro Mercantil de las Cámaras de Comercio de Medellín y Aburrá Sur, respectivamente.
2. En virtud de la fusión Leasing Bancolombia S.A. CFC, entidad absorbente, adquirió de pleno derecho la totalidad de los bienes, derechos y obligaciones de Sutecnología S.A., entidad que fue disuelta sin liquidarse, por ministerio de la ley.
3. La entidad absorbente conserva su denominación social y NIT
4. Leasing Bancolombia S.A. CFC conservará además la marca Sutecnología, junto con sus enseñas y lemas comerciales, que serán utilizados para identificar los productos y servicios que pertenecían a ésta entidad.
5. Durante el proceso de unificación de las operaciones y los sistemas, los clientes continuarán siendo atendidos a través de las redes y oficinas que han venido utilizando hasta ahora, sin necesidad de trámite adicional alguno, entendiendo en todo caso que Leasing Bancolombia S.A. CFC responderá por todos los derechos y obligaciones que se adquieran o contraigan a través de las mismas.
6. Las obligaciones derivadas de cualquier acto, contrato o documento, los pagarés, las garantías y otros títulos suscritos, aceptados o emitidos por Sutecnología S.A. mantienen plena validez y serán asumidas en su totalidad por Leasing Bancolombia S.A. CFC. Los títulos valores suscritos, aceptados o emitidos por la entidad absorbida podrán negociarse sin necesidad de trámite o reconocimiento alguno.
7. Leasing Bancolombia S.A. CFC pondrá a disposición de los accionistas de Sutecnología S.A. las acciones que les corresponden, en los términos y condiciones aprobados por las Asambleas Generales de Accionistas celebradas el 30 de noviembre de 2007.

Leasing Bancolombia S.A., Compañía de Financiamiento Comercial

VIGILADO SUPERINTENDENCIA FINANCIERA DE COLOMBIA

PROTECCION

HACE SABER QUE LOS SIGUIENTES AFILIADOS HAN FAL

AFILIADO FALLECIDO	IDENTIFICACION	FECHA SINIESTRO	OFICINA CORRESPONDIENTE	BENEF
LEONES ZAPA JAVIER ENRIQUE	8565870	21-NOV-05	BARRANQUILLA	Sandra Milena / Carlos Alberto
MEDINA VASQUEZ MARY LUZ	43625361	25-NOV-06	PUNTO CLAVE	Steven Pérez M
HOLGUIN CIFUENTES LEON JAIRO	98508622	29-DIC-07	CAMINO REAL	Martha Betancur Fernanda y Jua Betancur
LATORRE RODRIGUEZ ADRIAN	16938177	25-DIC-07	CALI CENTRO	Diana María Ag Laurin Nicol La
LORA HENAO JUAN CAMILO	8431053	26-NOV-07	PUNTO CLAVE	Emmanuel Lora
MARIN ROJAS RAFAEL ANTONIO	15895825	27-OCT-07	PUNTO CLAVE	Maida Yulieth M
TORO SALAZAR EDGAR LEONARDO	93412914	05-NOV-07	BOGOTA TORRE	Johanna Andrea Cifuentes, Cristi Toro Montoya
ESPITATELA ACOSTA GUILLERMO	73139450	29-NOV-07	IBAGUE	Mirley de Jesús Carolina Espitate
MUÑOZ URIBE LUIS FERNANDO	70072106	23-ENE-04	CALI-CENTRO EMPRESA	Ofelia Cifuentes
GUZMAN CAICEDO MARIA YOLIMA	42124899	10-NOV-04	PEREIRA	Luis Fernando L Campiño, Jessic Angie Yulieth Lor
MERCHAN VARGAS JUANA MARIA	21068676	24-JUL-06	BOGOTA-TORRE PROTECCION	Carlos Alberto A Carlos Alberto, C Mariana Amador
MINA MONTENEGRO LUIS	94427130	25-NOV-06	CALI-AV. ROOSVELT	Lady Joanna Gar Kimberly Dayana
TORRES MEJIA JESUS ALBEIRO	10103382	08-DIC-07	PEREIRA	Danielly Grajales Sindy Tatiana y L Torres Grajales
SAMPER RESTREPO JORGE ELIECER	16915470	28-SEP-07	CALI-CENTRO EMPRESA	Jennifer Mompot Samper Mompot
OVALLE LOPEZ JOSE ALFONSO	18932590	31-AGO-07	VALLEDUPAR	Elida Rosa Barran Gabriela María, Jo Jose Alfonso Oval
URREGO MENDIVELSO CARLOS AUGUSTO	80139438	13-AGO-06	BOGOTA-GRANJAS	Laura Valentina U
RODRIGUEZ ELKIN DE JESUS	3390399	09-DIC-07	MEDELLIN TORRE PROTECCION	Blanca Elena Ram Paolo Cesar y Jos Rodriguez Ramos
CASTAÑEDA MAURICIO	71779000	08-DIC-07	CAMINO REAL	Paula Andrea Muñ David y Luisa Fern Castañeda Muñoz
GRAJALES RICO ALEXANDER	79889993	17-ABR-07	BOGOTA-AV SUBA	Carmen Susana M y Angie Melissa G
NAVARRO ARIZA CELEDONIO	13525666	07-DIC-07	BOGOTA-AV. SUBA	Sandra Yanneth Lo Monica Lizeth Nav
MINGAN AIDA DEL SOCORRO	20424227	27-SEP-07	BOGOTA-AV SUBA	Luis Bernave Chav Johan Alexander y Chaves Mingan
VANEGAS PINZON LIGIA	35412686	06-ENE-08	BOGOTA-AV SUBA	Uriel Onofre Pinzo Blanca Hermelinda Leydi Esmeralda y Pinzon Venegas
CASTELLANOS PEREIRA ERICK RENE	7350600	08-DIC-07	BOGOTA-PALOQUEMAO	Luz Yamile Abril Ga Cristian Rene y La Castellanos Abril
PACHECO POMARES OSVALDO FRANCISCO	85469882	23-OCT-07	SANTA MARTA	Viviana Katiana Po Linda Mercedes Pa
VARELA GOMEZ JORGE ALONSO	71616818	06-AGO-06	CAMINO REAL	María Isabel Isaza
REINA PARRADO HEMEL JAIRO	19115734	13-ENE-08	BOGOTA-GRANJAS	Margarita Quiñones
CADAVID ZULUAGA DIEGO FERNANDO	8125487	12-DIC-07	CAMINO REAL	Samuel Cadavid Gi Lucelly Zuluaga Mo
ASCENCIO MARTINEZ ALEX	79863675	18-NOV-07	BOGOTA-TORRE PROTECCION	Liliana Baños Avenc David Ascencio Bah
GUZMAN GARZON HERNAN FRANCISCO	80547418	20-OCT-07	BOGOTA-CHICO	Jose Domingo Guzm y Ana Dolores Garz

Las personas que se crean con derecho para reclamar las prestaciones económicas de supervivientes law correspondiente de Protección S.A.

PRIMER AVISO

VIGILADO SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED

RIDER 4

Profit or Loss Project to be submitted to the Assembly
The Board of Directors unanimously approved the profit distribution project for the July-December 2007 period hereto annexed, that will be put to the consideration of the Shareholders´ General Assembly

FILE No. 82-3437

Corficolombiana
Nit 890.300.653-6

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2007

Profit before tax		$ 105.838.892.597.02
Less: tax provisions		$ 5.440.000.000.00
Profit after tax		$ 100.398.892.597.02
To release reserve for future distributions (Taxable) :		$ 182.810.660.192.88
Profit at the disposal of the Assembly :		**$ 283.209.552.789.90**
Reserve on investment valuation Dec 2336 /95	$ 8.431.953.725.00	
Reserve for future distributions	$ 161.777.586.689.89	
Dividend in shares of Col.Ps 257.27 per share over 154.884.915 common shares and Col.Ps. 257.27 per share over 10.496.823 subscribed and paid in preferred shares as of December 31, 2007.. This dividend shall be paid in shares, at 1 common share per 55.733796912 common shares and 1 non-voting preferred dividend share per 55.733796912 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2007. Shares shall be paid on April 3, 2008 to whoever holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 2.967.351 new shares shall be issued, 2.779.012 common shares and 188.339 preferred shares. The unit value of the shares to be submitted shall be the weighted average price of the common shares traded at the stock market from the 21st to 25th of January 2008, 14.338.51 (1), of which Col.Ps 10 shall be accounted for in the capital account and Col.Ps 14.328.51 shall be accounted for on the legal reserve as a premium in the placement of shares.	**$ 42.547.391.987.01**	
Dividend in cash of $426 per share over 154.884.915 common shares and 10.496.823 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2007. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from April 1, 2008.	**$ 70.452.620.388.00**	
EQUAL AMOUNTS	**$ 283.209.552.789.90**	**$ 283.209.552.789.90**
(1) The average price per share is based on INFOVAL´s report		

In case of any fraction of share upon paying the dividend, such fractions shall be paid in cash and charged to the reserve for future distributions. Any new share submitted as a result of this profit distribution shall not be liable to any payment of dividend in cash over the profits of the July-December 2007 period.
The shareholders may elect for either payment in shares or in cash. Any shareholder electing for the dividend in cash (this is taxable income) and not in shares (non taxable income) , shall report it to the General Secretary of the Company no later than March 14, 2008. , until 5:00 p.m. with a written communication sent to Carrera 13 No. 26-45, General Secretary office of the company, fax 2863300 extension 8711. in Bogota or email to accionistascorficolombiana@corficolombiana.com

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2007

Utilidad antes de impuestos			$	105,838,892,597.02
Menos: provisión de impuestos			$	5,440,000,000.00
Utilidad del ejercicio después de impuestos:			$	100,398,892,597.02
Liberar reserva futuros repartos (Gravable) :			$	182,810,660,192.88
Utilidad a disposición de la Asamblea :			$	283,209,552,789.90
Reserva sobre valoración de inversiones Dec 2336 /95	$	8,431,953,725.00		
Reserva para futuros repartos	$	161,777,586,689.89		
Dividendo en acciones de $257.27 por cada acción sobre las 154.884.915 acciones ordinarias y $257.27 por cada acción sobre las 10.496.823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se pagará en acciones, a razón de 1 acción por cada 55,733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55,733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007. El pago de las acciones se hará el día 3 de abril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2.967.351 nuevas acciones, 2.779.012 acciones ordinarias y 188.339 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14.338,51(1), de los cuales $10 serán contabilizados en la cuenta de capital y $14.328,51 en la cuenta de reserva legal por prima en colocación de acciones.	$	42,547,391,987.01		
Dividendo en efectivo de $426 por acción sobre las 154.884.915 acciones ordinarias y las 10.496.823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2008.	$	70,452,620,388.00		
SUMAS IGUALES	**$**	**283,209,552,789.90**	**$**	**283,209,552,789.90**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: En caso de presentarse fracciones de acciones al momento del pago del dividendo, éstas se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2007.
Sobre el dividendo a repartir en acciones, los accionistas pueden optar por el pago en acciones o en efectivo. Los accionistas que opten por el pago de esta parte del dividendo en efectivo (este ingreso es gravable) y no en acciones (no gravadas), deberán informarlo a la Secretaría General de la sociedad a más tardar el 14 de marzo de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com

Corficolombiana
Nit 890.300.653-6

RIDER 5

Announcements made by the company
On January 23rd on la Republica newspaper, the third announcement of the merging through absorption of Proyectos de Energia S.A. by Corrporacion Financiera Colombiana S.A. (see enclosed copy of such announcement)

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

THIRD MERGING NOTICE

CORPORACION FINANCIERA COLOMBIANA S.A.

NIT 890.300.653-6

NOTICES

CORPORACION FINANCIERA COLOMBIANA S.A gives notice to the public, under the terms of paragraph 6, article 71 of the Financial System Organic By-laws, that the merging under absorption between Proyectos de Energia S.A. and Corporacion Financiera Colombiana S.A. was formalized under public deed Number 10410, dated December 26, 2007, at Notary's Office 71 of Bogota, D.C., recorded with the Chamber of Commerce of Bogota and Cali, pursuant to provisions of paragraph 1, article 60 of the Financial System Organic By-Laws.

For all legal purposes, the merging agreement date is the same recording date of the public deed at the mercantile register, that is, December 27, 2007. From that date Corporacion Financiera Colombiana S.A., as absorbing entity, has full rights over all the assets, rights and obligations of Proyectos de Energía S.A.

PEDRO NEL OSPINA SANTA MARÍA
President

FILE No. [illegible]

ECUADOR. Es el quinto productor de crudo de Améri

Renegocian contrat

Quito

El gobierno ecuatoriano la renegociación de contratos con cinco de las multinacionales petroleras afectadas por un drástico recorte de sus utilidades extras en 2007.

El ministro ecuatóriano de Minas y Petróleo, Galo Chiriboga, y representantes de las compañías City Oriente, Petrobras, Perenco, Repsol-YPF y Andes Petroleum formaron una mesa de trabajo por cada una de las empresas extranjeras.

Las partes reanudaron las conversaciones que habían suspendido en diciembre, ingresando de lleno "en una etapa decisiva" para modificar los convenios con las empresas de Brasil, China, Estados Unidos, España y Francia, señaló Chiriboga.

Ecuador, que redujo al uno por ciento los ingresos que recibían las petroleras por el alza del precio del crudo en el mercado internacional, aspira a llegar a un acuerdo "lo más pronto posible" para cambiar los actuales contratos de participación por uno de prestación de servicios.

Las mesas de trabajo estarán integradas por representantes del gobierno y un equipo técnico de las empresas que analizarán las garantías tanto para las inversiones de las compañías como del Estadó ecuatoriano.

Según Chiriboga, las empresas han mostrado su disposición a cambiar la modalidad de contrato de participación, que actualmente

END